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                             August 4, 2022

       Eric H. Baker
       Chief Executive Officer
       StubHub Holdings, Inc.
       888 7th Avenue, Suite 302
       New York, New York 10106

                                                        Re: StubHub Holdings,
Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted July 18,
2022
                                                            CIK No. 0001337634

       Dear Mr. Baker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1 submitted July 18, 2022

       Risk Factors
       "Our variable rate indebtedness subjects us to interest rate risk . . . ", page 50

   1. We note your disclosure that "[i]nterest rates may fluctuate in the future" and that "[i]f interest rates
increase, our debt service obligations on our variable rate indebtedness would increase . . . ."
Please expand your discussion of interest rates to identify the impact of recent
interest rate increases on your operations, how your business has been affected and in
particular the impact on your borrowing costs, and whether such costs have recently increased
or are expected to increase. Also address your ability to pass along your increased
costs to your customers. Please make conforming changes in your
                                                        Management's Discussion
and Analysis of Financial Condition and Results of Operations
 Eric H. Baker
StubHub Holdings, Inc.
August 4, 2022
Page 2
      and address how such increased interest rates impact your results of operations, including any expected decreases in sales volumes, given consumer's increased cost of financing, and your financial condition, including your balance sheet. In this regard, given rising rates, describe any resulting impact on your long-term debt and expand your disclosure to describe how you are funding these additional costs.
Notes to the Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Cost and Expenses, page F-17

2. We note your response to comment 8. You state product development costs include personnel related expenses for employees involved in operation and maintenance of new and existing products and services. Thus, it appears certain product development costs are maintaining and supporting your platform which is integral in providing services to your customers. Rule 5-03(b)(2) of Regulation S-X requires, among other things, separate presentation of cost and expenses applicable to sales and revenues. Please explain why costs to maintain and support your platform are not included in cost of revenue.
3. We refer to the presentation of Gross Profit on page F-54. It is not clear that your determination of Gross Profit contemplates all Costs of Revenue. In conjunction with the above comment, please explain or revise accordingly.
       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameEric H. Baker
                                                           Division of
Corporation Finance
Comapany NameStubHub Holdings, Inc.
                                                           Office of Trade &
Services
August 4, 2022 Page 2
cc:       Alison A. Haggerty
FirstName LastName